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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20540

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                                  SCHEDULE 13G

                                 CURRENT REPORT

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                       Pennsylvania Commerce Bancorp, Inc.
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                                (Name of Issuer)

                               Voting Common Stock
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                         (Title of Class of Securities)

                                   708677 109
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                                 (CUSIP Number)

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CUSIP No. 708677 109
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                           Commerce Bancorp, Inc. (22-2433468)

2.       Check the appropriate box if a Member of a Group (See Instructions).

                           N/A

3.       SEC Use Only._____________________________________________

4.       Citizenship or place of organization

                           United States

Number of Shares           5.  Sole Voting Power         158,429 (1)
Beneficially Owned         6.  Shared Voting Power             0
By Each Reporting          7.  Sole Dispositive Power    158,429 (1)
Person With:               8.  Shared Dispositive Power        0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                           158,429

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                           N/A

11.      Percent of Class Represented by Amount in Row (9)       8.8%

12.      Type of Reporting Person (See Instructions)             CO

(1) These shares are also reported as beneficially owned by Vernon W. Hill, II, the Chairman of the Board, President & CEO of Commerce Bancorp, Inc. Does not include 124,104 shares (adjusted for stock splits and dividends) of the Issuer's Common Stock which Commerce Bancorp, Inc. is entitled to purchase in the event of a "change in control" (as defined in the warrant agreement) of the issuer. Such warrants are fully transferrable and expire on October 7, 2008.

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Item 1.
       (a) Name of Issuer - Pennsylvania Commerce Bancorp, Inc.
       (b) Address of Issuer's Principal Executive Offices - 100 Senate Avenue
                                                             Camp Hill, PA 17011

Item 2.
       (a) Name of Person Filing - Commerce Bancorp, Inc.
       (b) Address of Principal Business Office - 1701 Route 70 East
                                                  Cherry Hill, NJ 08034-5000
       (c) Citizenship - United States
       (d) Title of Class of Securities - Common Stock $1.00 par value
       (e) CUSIP Number - 708677 109

Item 3.  N/A

Item 4.  Ownership - See Numbers 5, 6. 7, 8 and 9 above

Item 5.  Ownership of Five Percent or Less of a Class -  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person - N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company - N/A

Item 8.  Identification and Classification of Members of the Group - N/A

Item 9.  Notice of Dissolution of Group - N/A

Item 10. Certification - N/A

(a) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     2/8/02
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                                                     Date


                                                     /s/ Commerce Bancorp, Inc.
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                                                     Signature